Exhibit

Calculation of Filing Fee Table

Schedule TO

(Form Type)

KKR Asset-Based Income Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to be Paid	$21,727,400(a)	0.01531%	$3,326.46 (b)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$21,727,400
Total Fees Due for Filing			$3,326.46
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$3,326.46

(a)

Calculated as the aggregate maximum purchase price for shares of common stock, based upon the net asset value per share as of May 23, 2025, of $1,021.53. This amount is based upon the offer to purchase up to 21,269 shares of common stock, par value $0.01 per share, of KKR Asset-Based Income Fund.

(b)

Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by the Filing Fee Rate Advisory for fiscal year 2025.